	$000,000	$000,000

January 18, 2012	Jenner & Block LLP	Chicago
	1099 New York Avenue, NW	Los Angeles
	Suite 900	New York
	Washington, DC 20001	Washington, DC
Tel 202-639-6000
www.jenner.com

Max Webb, Assistant Director	William L. Tolbert
Joseph Foti, Senior Assistant Chief Accountant	Tel 202 639-6038
Linda Cvrkel, Branch Chief	Fax 202 661-4986
Effie Simpson, Staff Accountant	wtolbert@jenner.com
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Mail Stop 3561

Re:	General Dynamics Corporation

Form 10-K for the year ended December 31, 2010

Filed February 18, 2011

File No. 1-03671

Dear Messrs. Webb, Foti, Ms. Cvrkel and Ms. Simpson:

On behalf of General Dynamics Corporation, we are providing our response to oral comments provided by the Staff on December 19, 2011. In addition, we are providing our response to prior comment 3 set forth in the Staff’s letter dated June 3, 2011, as further supplemented by the Staff’s requests made during our October 7, 2011 conference call and clarified in our conversation with the Staff on December 19, 2011.

SEC Comment

1.	To the extent they caused a material change in operating costs, please quantify the drivers that impacted operating costs.

General Dynamics’ Response

To the extent they caused a material change in operating costs, we will quantify the drivers that impacted operating costs. The following is our proposed revised disclosure as it would have appeared in our third quarter Form 10-Q for the quarter ended October 2, 2011 (additional

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

January 18, 2012

disclosures are shown in italics). We will make similar changes to our Form 10-K for the year ended December 31, 2011.

Product Revenues and Operating Costs

	$(00,000)	$(00,000)	$(00,000)	$(00,000)
Three Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$5,290	5.070	$(220)	(4.2)%
Operating costs	4,217	3,991	(226)	(5.4)%

Nine Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$15,867	$15,186	$(681)	(4.3)%
Operating costs	l2,690	12,005	(685)	(5.4)%

Product revenues were lower in the third quarter and first nine months of 2011 compared with the prior-year periods. The decrease in product revenues consisted of the following:

	Third Quarter	Nine Months
Tactical communication products	$(230)	$(385)
Ship construction	(124)	(244)
Aircraft manufacturing, outfitting and completions	89	3
Other, net	45	(55)

Total decrease	$(220)	$(681)

In the third quarter and first nine months of 2011, tactical communication products revenues decreased, particularly on ruggedized computing products, including the Common Hardware/Software III (CHS-3) program, driven by a slowed customer acquisition cycle and the delayed passage of the 2011 U.S. defense budget. Revenues were also down on several ship construction programs, most significantly on the DDG-1000 and DDG-51 destroyer programs due to award delays and on the commercial product-carrier program, which was completed in 2010. Offsetting these decreases in the third quarter were higher Gulfstream aircraft manufacturing and outfitting revenues, largely the result of additional green aircraft deliveries. In

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

January 18, 2012

the year-to-date period, higher green aircraft revenues were essentially offset by lower completions revenues at Jet Aviation as a result of delays on narrow- and wide-body commercial aircraft contracts and continued lower volume on business-jet aircraft manufactured by other OEMs.

Product operating costs were lower in the third quarter and first nine months of 2011 compared with the prior-year periods. The decrease in product operating costs consisted of the following:

	Third Quarter	Nine Months
Tactical communication products	$(232)	$(378)
Ship construction	(132)	(247)
Aircraft manufacturing, outfitting and completions	77	(17)
Other, net	61	(43)

Total decrease	$(226)	$(685)

The primary driver of the changes in product operating costs in the third quarter and first nine months of 2011 is volume. To a much lesser extent, operating costs were also impacted by several other factors. Tactical communications products operating costs also decreased as a result of initiatives that reduced overhead costs by $XX and $XX of lower warranty expenses. Ship construction operating costs also trended down $XX as labor hours required to build later ships on the mature T-AKE program decreased due to production efficiencies. Offsetting these decreases, aircraft manufacturing, outfitting and completions operating costs increased due to $XX of labor growth on narrow- and wide-body projects in Jet Aviation’s completions business.

Service Revenues and Operating Costs

	$000,000	$000,000	$000,000	$000,000
Three Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$2,721	$2,783	$62	2.3%
Operating costs	2,347	2,372	25	1.1%

	$000,000	$000,000	$000,000	$000,000
Nine Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$7,998	$8,344	$346	4.3%
Operating costs	6,861	7,143	282	4.1%

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

January 18, 2012

Service revenues increased in the third quarter and first nine months of 2011 compared with the prior-year periods. The increase in service revenues consisted of the following:

	Third Quarter	Nine Months
Aircraft services	$50	$145
Ship engineering and repair	45	140
Information technology (IT) services	11	209
Other, net	(44)	(148)

Total increase	$62	$346

In the third quarter and first nine months of 2011, the growing global installed base of business-jet aircraft and improving aircraft utilization resulted in higher aircraft services revenues in the Aerospace group. Revenues were also up on several U.S. Navy engineering and repair programs, most significantly on the next-generation ballistic-missile submarine (SSBN(X)) and on surface-ship repair programs. Additionally, growth in the first half of 2011 on IT support and modernization programs for the intelligence community and the Department of Defense, including the Walter Reed National Military Medical Center and Mark Center programs, resulted in higher year-to-date IT services revenues.

Service operating costs increased in the third quarter and first nine months of 2011 compared with the prior-year periods. The increase in service operating costs consisted of the following:

	Third Quarter	Nine Months
Aircraft services	$38	$130
Ship engineering and repair	42	126
IT services	3	205
Other, net	(58)	(179)

Total increase	$25	$282

Service operating costs increased in the third quarter and first nine months of 2011 due primarily to increased activity levels. Operating costs increased in the aircraft services business due primarily to higher customer demand. Higher labor hours on ship engineering and repair programs drove an increase in operating costs while increased volume of infrastructure material required under IT modernization contracts resulted in higher IT services operating costs. To a much lesser extent, operating costs also increased due to a higher allocation of overhead costs to Jet Aviation’s aircraft services work resulting from lower revenues in its completions business.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

January 18, 2012

SEC Comment

2.	Please provide operating cost information for each segment (business group).

General Dynamics’ Response

We wish to advise the Staff that we will discuss and quantify the factors that materially impact cost of sales for each segment when the factor(s) are material to a segment’s operating earnings. We respectfully note however, that a routine discussion of the cost of sales or of the components of costs that comprise cost of sales for each segment would not reflect how management views its business and is not a required disclosure.

As the Commission has continually emphasized, MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business. The Commission’s guidance is aimed at eliciting a discussion that reflects “management’s unique perspective on its business that only it can present.” (SEC Release No. 33-8350). The Release confirms that MD&A should “provide the context within which financial information should be analyzed.” In following this fundamental guidance, we provide a discussion that reflects management’s unique perspective on how it views its business segments. The context in which management assesses the performance of the business is through an evaluation of changes in revenues, operating earnings and operating margins and for this reason management focuses its disclosures on these elements. Management believes that, other than material changes that impact a segment’s operating earnings, a discussion of changes in components of costs across independent contracts aggregated at a business group is not meaningful to management or investors and consequently management does not view the business in this manner. Management’s view is that the costs incurred on a single contract aggregated with costs incurred on another contract does not provide meaningful information to investors about costs of sales at the segment level.

Item 101(b) of Regulation S-K governs the disclosure of financial information about segments. It requires a discussion, or a cross reference to the financial statements, of revenues from external customers, a measure of profit or loss, and total assets for the last three fiscal years. Item 101(b) does not mention or require disclosure of segment operating costs. Similarly, Item 303(a)(3) of Regulation S-K requires a discussion of “any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” In order to comply with this requirement to discuss significant components of revenue and expenses, the SEC’s Division of Corporation

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

January 18, 2012

Finance Financial Reporting Manual (FRM Section 9220.3) states that registrants will often provide a discussion along segmental lines and that such “segment analysis is usually necessary to enable a reader to understand the consolidated amounts, but it should not result in repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information.” The FRM goes on to state that “all components of the registrant’s results of operations, including those that may not be allocated to the segments in determining segmental profit or loss (such as certain corporate overhead items or income taxes for example)” should be discussed. Again, there is no requirement to disclose segment cost of sales unless, in management’s judgment, disclosure would lead to an understanding of a registrant’s results of operations. In this instance, management’s judgment is that it would not.

In addition to the requirements set forth in Regulation S-K, the Commission, in its 1989 interpretive release on MD&A (SEC Release No. 33-6835) provided guidance by way of a detailed example to illustrate the type of segment disclosure that would be appropriate. The example includes a presentation and discussion of net sales by industry segment and operating profit by industry segment. In the discussion of operating profit, the example (as shown below) specifically provides a discussion of costs that is limited to certain items or events that significantly impacted performance, such as plant start-up costs, increased research and development expenses, increased raw materials, or an early retirement program. There is no separate discussion of cost of sales from one period to another period in the Commission’s own guidance on MD&A segment disclosure. The relevant excerpt from the 1989 Release is reproduced below.

1987 vs. 1986

Segment I operating profit was $18 million (17%) higher in 1987 than in 1986. This increase includes the effects of higher sales prices and slightly improved margins on Product Line A, higher shipments of Product Line B and the acquisition of Corporation T. Excluding this acquisition operating profit would have been 11% higher than in 1986. Partially offsetting these increases are costs and expenses of $11 million related to new plant start-up, slightly reduced margins on Product Line B sales and a $9 million increase in research and development expenses.

Segment II operating profit declined $9 million (18%) due mainly to substantially higher costs in 1987 resulting from a 23% increase in average raw material costs which could not be fully recovered through sales price increases. The Company expects that Segment II margins will continue to decline, although at a lesser rate than in 1987 as competitive factors limit the Company’s ability to recover cost increases.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

January 18, 2012

1986 vs. 1985

Segment I operating profit was $41 million (61%) higher in 1986 than in 1985. After excluding the effect of the $23 million non-recurring charge for the early retirement program in 1985, Segment I operating profit in 1986 was $18 million (27%) higher than in 1985. This increase reflected higher prices and a corresponding 21% increase in margins on Product Line A, and a 17% increase in margins on Product Line B due primarily to cost reductions resulting from the early retirement program.

Segment II operating profit declined about $3 million (6%) due mainly to lower selling prices and slightly reduced margins in 1986.

Nowhere in the Commission’s guidance as articulated in the 1989 and 2003 Releases on MD&A or in its Regulations governing MD&A has the Commission sought a breakdown of costs for each segment. We have aligned our disclosure to conform to this guidance and to the extent that we have any material changes in the components of revenues or operating expenses that are material to an understanding of our segment results of operations, we will provide a discussion of such changes. Costs incurred drive the volume of revenue but our estimate of a contract’s cost and profit at completion drives earnings and margin. If costs have a significant impact on total estimated cost at completion of a contract, we would discuss this impact in the context of positive or negative performance on the contract and we would quantify this impact if it were material to a segment’s operating earnings. As we previously stated, we will quantify costs that have had a significant impact on our operating earnings. See below for a sample disclosure as it would have applied to the third quarter for the Information Systems and Technology segment for the Staff’s consideration.

Information Systems and Technology

	$000,000	$000,000	$000,000	$000,000
Three Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$2,951	$2,680	$(271)	(9.2)%
Operating earnings	306	310	4	1.3%
Operating margin	10.4%	11.6%

	$000,000	$000,000	$000,000	$000,000
Nine Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$8,676	$8,300	$(376)	(4.3)%
Operating earnings	908	885	(23)	(2.5)%
Operating margin	10.5%	10.7%

Max Webb, Assistant Director Joseph Foti, Senior Assistant Chief Accountant Linda Cvrkel, Branch Chief Effie Simpson, Staff Accountant January 18, 2012 Page 8

Operating Results

The Information Systems and Technology group’s revenues decreased in the third quarter and first nine months of 2011 compared with the same periods in 2010. The decrease consisted of the following:

	Third Quarter	Nine Months
Tactical communication systems	$(286)	$(551)
Information technology (IT) services	26	226
Intelligence, surveillance and reconnaissance (ISR) systems	(11)	(51)

Total decrease in revenues	$(271)	$(376)

Volume in the tactical communication systems business was unfavorably impacted by the delayed passage of the 2011 U.S. defense budget and a protracted customer acquisition cycle that slowed award activity. This resulted in lower revenues in 2011 compared with 2010, specifically on ruggedized computing products, including CHS-3, and other products with shorter-term delivery horizons. Additionally, revenues on the Canadian Maritime Helicopter Project (MHP) were down in both periods as the group transitions to the training and support phase of the program. In the group’s United Kingdom-based operation, revenues were up in both periods due to higher volume on the initial phase of the U.K. Ministry of Defence SV program and in our surveillance systems business acquired in 2010.

In the group’s IT services business, revenue was up slightly in the third quarter, due largely to the start up of St. Elizabeths Hospital IT infrastructure program. The year-to-date increase was driven largely by growth in the first half of 2011 on IT support and modernization programs for the intelligence community and the Department of Defense (DoD), including the New Campus East, Walter Reed National Military Medical Center and Mark Center programs.

Revenues were down in the third quarter and first nine months of 2011 compared with the prior-year periods in the group’s ISR business due to lower optical products volume and, in the year-to-date period, the sale of a satellite facility in the first quarter of 2010.

Despite the decrease in revenues in the third quarter, the group’s operating earnings were up slightly. The increase in operating earnings resulted in 120-basis point margin growth in the quarter compared with the prior-year period. The margin expansion is due largely to our tactical communications business, and is the result of reduced overhead cost of $XX and $XX of lower warranty costs. While operating margins were down year-to-date in 2011, operating margins were up 20 basis points due to reduced overhead cost of $XX and $XX of lower warranty costs in the tactical communications business, offset by sales growth in our lower-margin IT services business.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

January 18, 2012

Outlook

We expect full-year 2011 revenues in the Information Systems and Technology group to be down 2 to 3 percent from 2010 levels. Organic growth in IT services and additional revenues from our 2011 acquisitions, most significantly Vangent, Inc., will be offset by lower than expected revenues in our tactical communication systems business. We expect the group to achieve operating margins in the mid-10 percent range.

SEC Comment

3.	With respect to the former SEC Staff comment regarding the impact of changes in estimates, we had informed the Staff in our response dated November 30, 2011, that we were continuing to work on our response and continuing to gather data in response to the Staff’s comments and points made during our October 7, 2011 conference call.

General Dynamics’ Response

We will provide disclosures in our Critical Accounting Policies section that quantify the impact of changes in estimates in our 2011 Form 10-K for the fiscal years ended December 31, 2011 and December 31, 2010. We will also include similar disclosure in our Forms 10-Q. In addition, on a going forward basis, we will provide disclosure on a three-year basis in each of our Forms 10-K commencing with our Form 10-K for the fiscal year ended December 31, 2012.

*            *             *

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the company’s filings; and that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

January 18, 2012

We would welcome the opportunity to discuss these comments with you further. Please do not hesitate to contact me at (740) 633-9500 with any questions about these matters.

Sincerely,

William L. Tolbert, Jr.

cc:	L. Hugh Redd

Kimberly Kuryea

WLT:mjc